UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 September 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026) and the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

Enclosure: CRH plc announces change of role for Board member

N    E    W    S         R    E    L    E    A    S    E

24 September 2015

CRH plc announces change of role for Board member

CRH plc, the international building materials group, announces that Mark Towe, currently President and Chief Executive of Oldcastle, will assume the new role of Chairman, CRH Americas. He will work with the Group Chief Executive to support performance and excellence programmes across the Group. The appointment is effective from 1 January 2016. Mark will continue as an Executive Director on the Board of CRH plc.

-Ends-

For further information, please contact CRH plc at Dublin (+353 1 404 1000):

Albert Manifold	Chief Executive
Maeve Carton	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Group Director Corporate Affairs

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.93,000 people at c.4,000 operating locations in 37 countries worldwide. With a market capitalisation of c.€21 billion (September 2015), CRH is the largest building materials company in North America and the third largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

CRH  plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007 E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 24 September 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director